Exhibit 99.97

First Phosphate Signs Agreements for $4.84 Million Non-Repayable Contributions with the Government of Canada for Road Infrastructure and Power Transmission Line

Saguenay (Québec), August 5, 2026 – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is pleased to announce that it has finalized additional agreements for a total of $4.84 million non-repayable contributions from the Government of Canada through Natural Resources Canada’s (“NRCan”) First and Last Mile Fund (“FLMF”) for the development of the Bégin-Lamarche Phosphate Deposit.

These contributions for $4.84 million comprise two components (power transmission infrastructure and road infrastructure) and build, in addition, to the $16.7M in funding already made available by NRCan in March 2026 through the Global Partnerships Initiative to support the advancement of First Phosphate’s Bégin-Lamarche deposit.

Power Transmission Line for the Sustainable Development of the Bégin-Lamarche Phosphate Deposit

First Phosphate will conduct a study to confirm the viability of clean energy infrastructure, including site selection and the identification of connection corridors, a feasibility study, and the design of a 161-kV transmission line and substations in the Saguenay–Lac-Saint-Jean region. The Project will include technical analyses, cost estimates, environmental studies, and public and Indigenous consultation. The total non-repayable contribution for this project will be approximately $3.07 million.

Road Infrastructure for the Responsible Development of the Bégin-Lamarche Phosphate Deposit

First Phosphate will carry out the preparatory work necessary for the construction of a new access road and will identify the preferred option for upgrading bypass roads to support transportation between the Bégin–Lamarche phosphate mine and regional infrastructure, including rail links and the Port of Saguenay. The Project will include pre-feasibility and feasibility studies (technical, environmental, and economic), design of the work, required environmental studies, as well as a traffic analysis and public and indigenous consultation. The total non-repayable contribution for this project will be approximately $1.77 million.

“Canada has what the world wants, and we are building the infrastructure required to get those resources to diverse markets,” said the Honourable Tim Hodgson, Minister of Energy and Natural Resources. “Investments like these help unlock our full potential by connecting projects to the infrastructure they need to move forward – creating jobs, strengthening supply chains and delivering lasting prosperity for Quebec and Canada.”

“Canada and Quebec have an opportunity to become a reliable supplier of the critical minerals the world needs for the technologies and industries of the future,” said Claude Guay, Parliamentary Secretary to the Minister of Energy and Natural Resources. “We are supporting critical minerals projects in Saguenay–Lac-Saint-Jean and beyond to strengthen Canadian supply chains, create economic opportunities, and build Canada Strong.”

“This support from the Government of Canada for First Phosphate sends a strong message to our investors and partners in Quebec, Canada, and internationally,” said Armand MacKenzie, President of First Phosphate. “It reinforces confidence in our ability to carry out this strategic mining project and deliver our high-purity igneous phosphate to the market on schedule.”

These projects will support the production of critical minerals in the Saguenay–Lac-Saint-Jean region of Quebec and address gaps in clean energy and transportation infrastructure that limit the production and expansion of critical minerals in the Saguenay–Lac-Saint-Jean region of Quebec. The financial contribution covers eligible activities planned through 2030, in accordance with the terms of the agreement.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Steeve Lavoie, P.Geo. Mr. Lavoie is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”).

About Natural Resources Canada

Natural Resources Canada (“NRCan”) is the federal department responsible for developing policies and programs to ensure the sustainable and responsible development of Canada’s natural resources. Through its initiatives and funding programs, including the First and Last Mile Fund, NRCan supports projects that contribute to stronger supply chains, industrial innovation, and Canada’s competitiveness in the energy, mining and forest products sectors.

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay–Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For further information, please contact:

Armand MacKenzie
President
Tel: +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com
Media Relations: media@firstphosphate.com
Website: www.FirstPhosphate.com

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Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: completion and results of studies preparatory work, and the future production of critical minerals and the benefits arising therefrom.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.